Exhibit 99.1

ElectraMeccanica Extends and Expands Agreement with Unibail-Rodamco-Westfield for SOLO EV Storefronts

VANCOUVER, British Columbia, April 27, 2020 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) ("ElectraMeccanica" or the "Company"), a designer and manufacturer of electric vehicles, has extended and expanded its agreement with Unibail-Rodamco-Westfield (URW), the premier global developer and operator of Westfield shopping destinations.

Based on the initial success, ElectraMeccanica will extend the lease on its current SOLO EV storefront located at Westfield Century City in Los Angeles. In addition, ElectraMeccanica will open a second SOLO EV storefront in the second half of 2020 at Westfield Fashion Square, a premier shopping center in Sherman Oaks, California. The Sherman Oaks neighborhood in the San Fernando valley of California has a reputation for being an amenity rich area with high-end boutiques, restaurants and malls. The Company is continuing to evaluate additional locations within its initial target markets across the west coast of the United States.

“Our exceptional relationship with URW continues to progress from the success of our first SOLO EV storefront at Westfield Century City in Los Angeles,” said Paul Rivera, Chief Executive Officer of ElectraMeccanica. “As we expand into our second storefront location and beyond, we continue to improve our marketing program to appeal to early adopters and consumers looking for a safe, environmentally responsible and fun EV.”

“We are always looking at how to expand our offering to not only better meet the needs of our guests, but also provide new and one-of-a-kind experiences,” said Ruben Perez, senior vice president, Leasing, Unibail-Rodamco-Westfield. “SOLO will be the first electric vehicle kiosk at a Westfield center, and with interest in EVs and alternative transportation continuing to rise, we think it makes the perfect addition to two of our dynamic destinations in the Los Angeles area.”

In addition, ElectraMeccanica is announcing that Jack Austin is retiring, and therefore, resigning from the Board of Directors. “Jack has been an active and engaged board member and will be missed.  We are pleased to see Jack devote more time to family and personal affairs, after so many years of public service,” concluded Rivera.

About Unibail-Rodamco-Westfield
Unibail-Rodamco-Westfield is the premier global developer and operator of Flagship destinations, with a portfolio valued at €65.3 Bn as at December 31, 2019, of which 86% in retail, 6% in offices, 5% in convention & exhibition venues and 3% in services. Currently, the Group owns and operates 90 shopping centres, including 55 Flagships in the most dynamic cities in Europe and the United States. Its centres welcome 1.2 billion visits per year. Present on 2 continents and in 12 countries, Unibail-Rodamco-Westfield provides a unique platform for retailers and brand events and offers an exceptional and constantly renewed experience for customers. With the support of its 3,600 professionals and an unparalleled track-record and know-how, Unibail-Rodamco-Westfield is ideally positioned to generate superior value and develop world-class projects. As at December 31, 2019, the Group had a development pipeline of €8.3 Bn. Unibail-Rodamco-Westfield distinguishes itself by its Better Places 2030 agenda, that sets its ambition to create better places that respect the highest environmental standards and contribute to better cities. Unibail-Rodamco-Westfield stapled shares are listed on Euronext Amsterdam and Euronext Paris (Euronext ticker: URW), with a secondary listing in Australia through Chess Depositary Interests. The Group benefits from an A- rating from Standard & Poor’s and from an A3 rating from Moody’s. For more information, please visit www.urw.com/ Visit our Media Library at https://mediacentre.urw.com. Follow the Group updates on Twitter @urw_group, Linkedin @Unibail-Rodamco-Westfield and Instagram @urw_group.

About ElectraMeccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles. The company’s flagship vehicle is the innovative purpose-built; single-seat electric vehicle called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. The SOLO provides a driving experience that is unique, trendy, fun, affordable and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 61 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statement
Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Company Contact:
Ms. Bal Bhullar, CPA, CGA, CRM
Chief Financial Officer & Director
(604) 428-7656
bal@electrameccanica.com

Investor Relations:
Greg Falesnik
Managing Director
MZ Group - MZ North America
(949) 385-6449
SOLO@mzgroup.us
www.mzgroup.us

Source: ElectraMeccanica Vehicles Corp.

Released April 27, 2020